

<u>MAIL STOP 3010</u>

September 9, 2009

Richard Baker, CEO
NRDC Acquisition Corp.
3 Manhattanville Road
Purchase, NY 10577

> **Re:** **NRDC Acquisition Corp.**
> **Proxy Statement on Schedule 14A**
> **File No. 001-33749**
> **Filed August 10, 2009**

Dear Mr. Baker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your disclosure on page 85 that you and your affiliates or other third parties may offer to purchase your common stock issued in the initial public offering. Please provide us with a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to these offers and/or purchases. Please note that we will refer your response to the Division of Corporation Finance's Office of Mergers and Acquisitions.

2. We note your disclosure on page 40 that you may supplement your direct purchases of retail properties with first mortgages or second mortgages, mezzanine loans, bridge or other loans and debt instruments. We also note your disclosure on page 48 that you may purchase other assets to maintain your

exemption under from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption under the 1940 Act that you and your subsidiaries intend to rely upon and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

3. We note the disclosure throughout this document that you may utilize proceeds from this trust to enter into purchase transactions with shareholders that have communicated their intention to vote against the transaction and seek conversion of their shares in order to change such votes and influence the outcome. Please revise to clarify if there is any limitation on the price you would offer to repurchase the shares. If you could offer a price greater than the conversion price, please state so.

4. In the event that the purchases, using the trust proceeds, will involve third parties, please revise to explain how paying fees and a possible premium purchase price, in an attempt to change the voting outcome, was determined to be in the best interest of your shareholders, especially considering the remaining shareholders will experience a reduction in book value per share compared to value received by holders that either successfully convert their shares or have their shares purchased in order to affect their adverse vote.

5. With regards to the use of third parties, please revise to discuss how the third parties would proceed with their purchases. Discuss how they would target and solicit shareholders. Clarify if you would share company voting information with them.

6. On page 85, we note that you may also borrow money to make the purchases prior to the merger. Please revise to discuss the purchase price in that situation and the interest you would be willing to pay for such borrowings. Also, if you acquire the shares for your own account, it appears such shares would not be considered outstanding. Please clarify if this would affect the shares ability to be voted.

7. Please revise to discuss the "other arrangements" referenced on page 3 and the "non-cash arrangements" referenced on page 85 that could be used to obtain favorable votes. Fully discuss possible actions that would be used to obtain favorable votes without the purchase of shares. Please discuss how such actions, which appear to reduce book value per share is in the best interest of all your shareholders. If cash could be used to obtain favorable votes, without a purchase of shares, please discuss the basis for providing incentives to some shareholders but not all shareholders of the same class of shares.

8. It appears that disclosure about the minimum book value per share, assuming maximum conversion and side purchases, would be important to shareholders as they make their investment decision. Please revise to provide such disclosure in the appropriate section or advise.

9.   Please tell us why you have used the term "business combination" as the name for your proposals and transaction even though you are not engaging in any business combination or explain to us how the proposals result in a business combination. Alternatively, revise your disclosure to use a term that is more descriptive of your proposal and clarify that it is not a business combination, as referenced and used in your charter and IPO prospectus.

10.   We note your letter dated September 2, 2009 and are unable to agree with your position that the type of information requested by Industry Guide 5 is not important because this is not a registration statement. It seems that the promotional disclosure in this document and in your shareholder presentations about the past history of the persons that will serve as your control persons and management indicates your view that such information is important. The combination of their voting and conversion decision appears to be an investment decision. Because this investment decision would be based on the prospects of a blind pool REIT, the disclosures typically requested by Guide 5 would be considered important to your shareholders' ability to make an informed decision and provide balance to the existing historical disclosure already provided through the presentations and this document. With regards to the materiality of the prior performance disclosure, such disclosure should be based on those persons who will serve as control persons for you assuming approval of the required proposals.

11.   We note the proposals here modify terms in your charter that were unique to your shares because you were a blank check company. We also note that you view this transaction as a business combination. Further, we note that, once approved, you will acquire full access to the assets in the trust account. As such, please provide us with an analysis of whether Items 12 and/or 14 of Schedule 14A apply to your proposals. If either item applies, please tell us how you have complied with those disclosure requirements.

12.   We note from your shareholder presentation filed August 27, 2009, that this transaction represents a cost-effective alternative to a traditional IPO for investors. As such, please compare the estimated costs related to the business combination, including those related to NRDC's IPO, to the total costs of a traditional REIT IPO.

Notice of Special Meeting of Stockholders

13.   Please revise to briefly and prominently disclose here that the proposals are counter to the core guidelines you disclosed in your IPO prospectus and charter and considered obligations to your stockholders in their investment in a blank check company. Provide similar clarification in the introductory page following the notices.

Table of Contents

14.   Please revise to highlight the location of the full disclosure about the conversion rights and the actions you may take to avoid the 30% threshold.

Summary of the material terms of the Merger, page 1

15.   Please clearly disclose whether the merger was approved by your independent directors and whether you obtained a fairness opinion regarding the transaction as required in your IPO prospectus and/or charter. If not, please explain why and in greater detail elsewhere in the prospectus/proxy. Also revise accordingly the "Notice of Special Meeting of Stockholders of NRDC Acquisition Corp. …"

16.   Please revise to include a very brief highlight of the conflicts of interests, if any, that exist with the proposed transactions.

What happens to the funds deposited in the trust account after the transaction ..., page 9

17.   We note that, as of July 31, 2009, the company had approximately $410,125,126 in the trust account. We also note that the consummation of the transactions is conditioned on the trust account containing no less than $100 million after the closing. Please discuss in greater the detail the use of proceeds of the difference between the $410 million currently held in trust and the $100 million required to be in the trust account after closing. Also discuss in greater detail here and elsewhere in the proxy, the intended use of the $100 million after closing.

Since our IPO prospectus contained certain differences in what is being proposed at the meeting, what are my legal rights, page 10

18.   We note your disclosure that only those shareholders who do not seek conversion may have claims of rescission or damages against you. It is not clear how this statement is accurate. Please refer to Sections 11 and 12 of the Securities Act of 1933 and advise us of the basis for the noted disclosure or revise the prospectus/proxy accordingly.

Why do we intend to pursue the transactions contemplated by the Framework Agreement, page 11

19.   Please discuss here and elsewhere in the proxy, as applicable, how current market conditions associated with rising vacancy rates for commercial/retail property, particularly in large metropolitan areas could affect the operations of your business. It appears that the risk of higher vacancy rates could result in lower revenues, reduced rental rates, and increased tenant improvements or concessions. Please also revise your risk factor section accordingly.

Risk Factors, page 19

20.   The subheadings to risk factors should not only highlight the particular risk but also state the harm that would be incurred should the facts surrounding the noted risk materialize. Many of your current subheadings only state facts. Please revise the subheadings accordingly.

21.   Please revise to provide a risk factor to discuss the risk associated with your lack of an operating history.

22.   Please revise to provide a risk factor to address the aspects of the proposals that run counter to the guidelines established in your IPO prospectus and charter.

We may change any of our strategies, policies or procedures without stockholder consent, page 19

23.   Please revise to clarify if the changes would include the termination of your REIT qualification.

Our executive officers and directors may be subject to potential conflicts of interests, page 19

24.   Since the conflicts are potential, it appears that the noted persons would already be subject to them. Please explain your use of the term "may." Also, please revise to quantify the other entities your officers and directors will be obligated towards.

Capital markets and economic conditions can materially affect our financial condition…., page 20

25.   The narrative in this risk factor discusses the recent and current market conditions. Your disclosure throughout this document and in your investor presentations indicate that you believe the recent and current conditions create "extraordinary opportunities" for you. As such, it is not clear how the narrative disclosure here is consistent with your disclosure throughout. Please revise to reconcile. We also direct you to the risk factor on page 26 with the heading "a prolonged economic slowdown ..." which appears to address the risk highlighted by this subheading.

Terrorist attacks and other acts of violence…., page 22

26.   It is unclear how this risk factor presents a risk that is unique to you. Please revise to clarify how this risk is specific to you or remove as it appears to be a generic risk.

Real estate investments' value and income fluctuate due to various factors, page 22

27.   Risk factors should only discuss a single risk. This risk factor highlights more
        than one risk. If the risks are material, they should be discussed in separate risk
        factors. Also, we note that several of the bulleted items are discussed in other risk
        factors with more specificity. Please revise this disclosure accordingly.

The real estate loans we may invest in are subject to delinquency, foreclosure and loss….,
page 25

28.   Here you discuss this possibility of foreclosure and delinquency as a material risk.
        On page 40, you state than investments in debt instruments will be made with the
        primary focus of acquiring control and capitalizing on such opportunity in the
        event of default. This appears inconsistent. Please revise to reconcile your
        disclosure.

Our stockholders may be held liable for claims by third parties…., page 35

29.   Please revise to quantify the total liabilities that would need to be settled if this
        transaction is not approved so that the risk is placed into context.

Our Business Following the consummation of the Framework Transactions, page 40

The Market Opportunity, page 44

30.   We note disclosure here and throughout this document that your board believes
        the current environment provides an "extraordinary opportunity to acquire real
        properties at compelling yields and values substantially below their replacement
        cost." Please revise to provide the basis for the disclosed belief. Clarify if the
        board has examined specific properties to evaluate the noted characteristics.
        Also, clarify if the yields solely relate to rent revenues or includes capital
        appreciation.

31.   Please revise to provide the basis for the disclosure that debt capital is available at
        "generally expensive" levels. Also, clarify what constitutes "generally
        expensive."

Our Business Strengths and Competitive Advantage, page 45

32.   Your inclusion of "experienced management team" as an advantage seems to
        imply that other agency mortgage REITs do not have experienced management
        teams. Please provide the basis for the noted implication. Also, please do not
        provide the years of experience in the aggregate.

33.   The two paragraphs under "extensive, longstanding relationships," and "active deal flow…" appear to repeat the same idea about your ability to capitalize on relationships. Please revise to limit repetition. Also, please provide a description of the current "active deal flow."

34.   It is not clear how the alignment of your management team's interest with yours provides you with an advantage over your competitors. Please clarify.

35.   Please revise to provide a discussion of the number of employees you intend to hire to carry out your business operations. Clarify, if in addition to property managers, you will rely on other third parties or affiliates to execute your operations.

36.   In your "investment process" disclosure starting on page 49, please revise to discuss the management members that will participate in each step of the process.

Our Target Assets, page 47

37.   Please discuss in greater detail the amount of proceeds or a percentage of such total amount that will be invested in each class of assets.

Our Financing Strategy, page 51

38.   As this is the investors' only chance to evaluate their investment in you, please revise to elaborate on what constitutes "prudent amounts of leverage."

Our Operating Strategy, page 52

39.   We note disclosure in the first subsection that you will actively manage the condition of your properties. The following subsection states you will use a select group of third party property managers. Please revise to clarify how you will actively manage through third parties. Also, clarify what constitutes "intense managing" of real estate.

The Initial Charter Proposal, page 70

40.   Please clarify if this transaction necessitated a fairness opinion based on your charter.

41.   We note the disclosure about the prohibition on certain charter amendments and how it may not be enforceable under Delaware law. Here and elsewhere where you have discussed amendments to your charter and the prohibitions' enforceability, please revise to also clarify that you deemed the provisions as obligations to the stockholders, as disclosed in the IPO prospectus.

42.   We note that Richards Layton & Finger opine that the initial charter proposal will
        be valid. Please revise to clarify if that means counsel is also of the opinion that
        Article 6(G) of your charter is unenforceable and invalid.

The Business Combination Proposals, page 73

Background of the Business Combination Proposals, page 73

43.   We note that you began a wide international search. Please identify the
        investment banking firms and private equity firms that introduced you to targets.
        Also, identify the parties that you refer to as "advisors."

44.   We note that you submitted offers to several targets. Please revise to discuss the
        substance of those offers.

45.   Please revise to identify the party that ceased the negotiations between you and
        the loan servicing company, as disclosed on page 75. If you terminated the
        negotiations, please discuss the reason.

46.   We note that in February of 2009, you considered a transaction involving a
        mortgage REIT portfolio managers. We further note that you had been studying
        the current structure since January of 2009. Please revise to clarify when you
        began to deviate from your obligations, as set forth in your IPO prospectus and
        charter, and review options that did not relate to operating companies.

47.   It seems from your disclosure on page 76 that the reason for terminating the
        discussions with the Chinese thermoplastic company was its lack of audited
        financials. Please revise to clarify if you considered extending your deadline to
        accommodate that transaction. Discuss why you view the proposed transaction as
        being more beneficial for your shareholders than an extension and possible
        merger with the operating Chinese company.

48.   We note that management presented their findings to the board. Please provide us
        with all presentation materials used to inform the board.

49.   We note that the board determined the framework agreement and related
        transactions were fair and to the best interest of your shareholders. Please revise
        to clarify if the noted determination included the consideration of the purchases,
        incentives, and non-cash arrangements that may be used to influence shareholder
        votes and guide the outcome of approval.

Reasons for the Business Combination Proposals, page 77

50.   Please revise to discuss the reason for the original guidelines in your IPO prospectus and charter. It appears that the guidelines were meant to provide shareholders, who invested in a blank check, with an opportunity to evaluate the assets and prospects of their business going forward. As such, please revise to clarify why the removal of that opportunity is in shareholders best interests as opposed to liquidation, where they would also receive a pro rata portion of the deferred underwriters fees and non-participation by the founders' shares.

51.   We note the bullet point on page 78 that the decision to continue your business as a corporation and electing to qualify as a REIT is consistent with the business strategy described in your IPO prospectus. Please revise to specifically clarify how your continuation is consistent with the requirement to acquire an operating company that would have had assets and been valued at a minimum 80% of the trust account. Also revise accordingly your related disclosure in the questions and answers section on page 12.

52.   We note the bullet point that the "market tends to value highly the benefits of the REIT structure …." Please revise to substantiate the claims made in the noted bullet point.

Adverse Factors Considered by NRDC Acquisition, page 78

53.   We note the first bullet point that certain of your officers and directors "may" have different interests than public stockholders. It appears that the different interests exist, even if they do not act on such interests. Please revise to clarify. Also, revise to identify the "certain" officers and directors.

54.   Please clarify why the board did not consider its decision to abandon the "obligations" to its shareholders that were disclosed in the IPO prospectus as an adverse factor.

55.   Please clarify why the board did not consider the possible rescission and damages claims as an adverse factor.

Interests of Enterprise's Directors and Officers and Certain Persons…., page 79

56.   We note the last bullet point on page 80 concerning the possible personal liability of your founders in event of a liquidation. Please revise to quantify the liabilities that the founders would be responsible for in such situation.

57.   Please revise to briefly discuss the roles your founders will have assuming approval of the proposals and the amounts they will be compensated for such continuing roles.

The Business Combination Sub-Proposal 1, page 81

58.   Reference is made to your tabular presentation of transaction costs assuming the minimum and maximum transaction size. Tell us what consideration was given to expanding the information to include the impact to the cash investment held in trust based on the minimum and maximum transaction size.

59.   Please revise to clarify why the "legal and financial advisory fees" are variable. If they are contingent, please revise to discuss their contingent nature and the conflicts involved with such arrangement in the appropriate section.

60.   Please revise this subsection to identify sub-proposal 1.

Conversion Rights, page 83

61.   Please revise to clarify the time frame you will provide to allow converting shareholders the opportunity to obtain their certificates in order to tender such certificates to you.

The Framework Agreement, page 90

62.   We note your disclosure on page 90 that:

> The Framework Agreement is not intended to provide any other factual information about NRDC Acquisition, NRDC Capital Management or our or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Framework Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Framework Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Framework Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Our stockholders are not third-party beneficiaries under the Framework Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of NRDC Acquisition or NRDC Capital Management or any of our or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Framework Agreement, which subsequent information may or may not be fully reflected in public disclosures by

NRDC Acquisition and NRDC Capital Management.

Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

New Employment Agreements, page 147

63.   The specific terms of the compensation arrangements appear to be important information that shareholders should have prior to exercising their investment decision. Please revise to provide the compensation disclosure and fill in the blanks.

Annex G

64.   We note that counsel "assumes" that requiring unanimous voting effectively eliminates the corporation's power to amend its charter. This assumption appears to be central to the overall opinion about the validity of the proposals here. As such, it does not appear to be an appropriate assumption. Please have counsel revise the opinion accordingly.

65.   Please have counsel confirm to us that it concurs with our understanding that the reference and limitation in the opinion to the General Corporation Law includes the statutory provisions and applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

* * * *

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the financial statements may be directed to Jorge Bonilla at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Jay Bernstein, Esq.
         (via facsimile)